UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30203 / September 17, 2012

In the Matter of	)
	)
	)
RECONTRUST COMPANY, N.A.	)
1800 Tapo Canyon Road	)
Simi Valley, CA 93063	)
	)
BOFA ADVISORS, LLC	)
BOFA DISTRIBUTORS, INC.	)
BANK OF AMERICA CAPITAL ADVISORS LLC	)
100 Federal Street	)
Boston, MA 02110	)
	)
KECALP INC.	)
MERRILL LYNCH GLOBAL PRIVATE EQUITY INC.	)
767 Fifth Avenue, 7th Floor	)
New York, NY 10153	)
	)
(812-14068)	)
	)

ORDER PURSUANT TO SECTION 9(c) OF THE INVESTMENT COMPANY ACT OF
1940 GRANTING A PERMANENT EXEMPTION FROM SECTION 9(a) OF THE ACT

ReconTrust Trust Company, N.A. ("ReconTrust"), BofA Advisors, LLC, BofA Distributors,
Inc., Bank of America Capital Advisors LLC, KECALP Inc., and Merrill Lynch Global
Private Equity Inc. (collectively, "Applicants") filed an application on August 15, 2012 and
amended it on August 20, 2012, requesting temporary and permanent orders under section
9(c) of the Investment Company Act of 1940 ("Act") exempting Applicants and any other
company of which ReconTrust is or hereafter becomes an affiliated person (together with
Applicants, "Covered Persons") from section 9(a) of the Act with respect to an injunction
entered by the United States District Court for the Western District of Washington on August
20, 2012.

On August 20, 2012, the Commission simultaneously issued a notice of the filing of the
application and a temporary conditional order exempting the Covered Persons from section
9(a) of the Act (Investment Company Act Release No. 30174) until the Commission takes
final action on the application for a permanent order. The notice gave interested persons an
opportunity to request a hearing and stated that an order disposing of the application would be

issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found that the conduct of Applicants has been such as not to make it against the public interest or protection of investors to grant the permanent exemption from the provisions of section 9(a) of the Act.

Accordingly,

IT IS ORDERED, pursuant to section 9(c) of the Act, on the basis of the representations contained in the application filed by ReconTrust, et al. (File No. 812-14068), as amended, that Covered Persons be and hereby are permanently exempted from the provisions of section 9(a) of the Act, operative solely as a result of an injunction, described in the application, entered by the United States District Court for the Western District of Washington on August 20, 2012.

By the Commission.

Elizabeth M. Murphy
Secretary